C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Three months ended 3/31/03	2002	2001	2000	1999	1998

Earnings before taxes	$64,700	$211,000	$204,900	$154,000	$173,300	$464,400
Add(Deduct):
Fixed charges	4,400	17,700	19,100	24,500	24,200	31,400
Undistributed earnings of less than 50% owned companies carried at equity	(500)	(1,100)	(2,000)	(2,900)	(2,700)	(800)
Earnings available for fixed charges	$68,600	$227,600	$222,000	$175,600	$194,800	$495,000

Fixed charges:
Interest, including amounts capitalized	$3,100	$12,600	$14,200	$19,300	$19,300	$26,400
Proportion of rent expense deemed to represent interest factor	1,300	5,100	4,900	5,200	4,900	5,000
Fixed charges	$4,400	$17,700	$19,100	$24,500	$24,200	$31,400

Ratio of earnings to fixed charges	15.59	12.86	11.62	7.17	8.05	15.76